
SUBMIT RAISE
Crypto Asset Rating Inc.
One step closer to making smart investing accessible to all.
Smart Fintech Investing is finally here!
Edison, NJ
Reg CF and Reg D
$107,000 Maximum
$0 of $25,000 Minimum
0 Funders
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Pitch

Crypto Asset Rating Inc. is a FinTech company driven to plug the gaps in the crypto market by transforming Global Capital Markets as a thought leaders of Fintech Industry

The crypto industry holds invaluable opportunities towards exponential economic growth through financial inclusion and participation of the masses. A new world is being born out of reinvention of the financial systems built on unprecedented technological advances. And the Company is already in play to reap the benefits for its investors.

We have developed solutions to resolve the four key challenges of the crypto industry:

1. Minimal Regulatory Oversight: **Crypto Asset Rating Platform (CARP)**, an Independent Structured Rating Agency, comprehensively rate crypto assets for Institutional and Retail Clients. The Company developed custom rating algorithm to conduct an exhaustive multi-layered evaluation across 125 parameters from 15 categories and appraisal against four distinct risk buckets—business, financial, legal and technology.

2. Illiquid Asset Market: **Tokenization Asset Platform (TAP)** is a Software as a Service (SaaS) tokenization platform that offers the process of creating, issuing, managing and converting an asset to digital securities programmatically on Blockchain in a more

Community Impact

Minority Owned

restrictive and compliant way by embedding the logic in Smart Contracts. TAP also allows an issuer to create securities under various jurisdictions in a compliant way with a lock period, define vesting schedules, configure transfer and selling restrictions for inside and outside the exchange in accordance with regulatory rules, investor whitelisting, perform KYC and AML checks, digital securities recovery process, provide dividend distribution of tokens and conduct a voting event for shareholders.

3. Trusted Community Deficit: The Company's quality content knowledge platform, **Crypto Business World (CBW)**, is the one-stop-shop for all updates in the crypto market. It integrates in-house and external content to deliver subject matter across all platforms—news and articles, videos and podcasts, analysis reports and press releases. Additionally, it incentivizes industry experts to publish verified content on CBW through its 'Content Marketplace' feature. Thus, a trusted community (External Analyst-EA) is being developed. The Company developed a custom profile and consensus algorithm to nurture the trusted community.

4. Lack of Knowledge: The **Crypto Training Platform (CTP)** aims at leveraging experts and specialists from all of Company's products, and their knowledge, to deliver Massive Open Online Courses (MOOC) and learning platforms and partnerships. This platform is a personal dream of the CEO and is currently under development.

As complex as the Company's products and expertise are, the business model is simple, sustainable and highly profitable. All offered services are for profit—subscription-based models but are customized to each product line. This hedges the Company's risk and also allows for identification of the most profitable revenue model, with the flexibility of replicating it. The Company has the experts and has developed unparalleled crypto market solutions. Now, the Company is rapidly acquiring customers.

With a comprehensive Go-To-Market plan and an exhaustive Marketing strategy already in play, the Company has leveraged its technical expertise towards data analyses and automation to allow its subject experts to continuously innovate them using machine learning algorithms. The Company already has exciting products in the pipeline: Crypto Index, Crypto Sovereign and ETF Rating platforms, and more. In parallel, it also has a geographic expansion strategy in place—furthering financial inclusion.

The Company's leadership is made of technology and finance leaders with a combined experience of 200+ years—in entrepreneurship and intrapreneurship. And the Company's team is first and foremost passionate about the Blockchain technology and its applications. We hope to be one of the top companies in this industry with holistic product offerings built on total compliance. It is excited to bring our solutions and structure to this nascent industry and are confident that it will soon be shaping governmental and institutional policies. The Company is destined to be a change leader and wants you to join

this exhilarating journey.

Key Facts

CARP is an Independent Structured Rating Agency that brings transparency to the cryto market to help Investors; Big revenue potential as more than 5000 tokens are already created.

Expected tokenization market by 2027 is $24 trillion according to FINOA. TAP has a great potential to tokenize these assets in a regulated way by transforming capital markets.

CBW offers a trusted community platform using profile ranking algorithm to develop quality crypto community and generate revenue through advertisement, subscription, paid contents.

CAR Inc also offers multiple fintech products like Crypto Index, Exchange Rating, Sovereign Rating, ETF Rating that leads to great revenue potential.

As per Forbes & Statista, millennials rank training & development at the top. Fintech Training Platform is the need of an hour offering courses that generates revenue potential

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Opportunity

Normal B I U S Raw Div



OUR SOLUTIONS TO CRYPTO PROBLEMS
Private & Confidential
No Regulatory Oversight
No trusted intermediary performing any kind of regulatory oversight or vetting of token offerings
Market has been plagued with some cases of outright fraud
Cases where the project never comes to fruition after issuing tokens
No Liquidity for Illiquid Assets
No Liquidly
High Cost
No Price Discovery
RATING SOLUTIONS
We are developing various Rating products – Crypto Asset Rating, Crypto Exchange Rating, Crypto ETF Rating, Sovereign Rating.
TOKENIZATION
We will offer a tokenization platform to create security tokens with several compliance and smart contract features under various jurisdiction.
No Trusted Community
Much of the Crypto Community networks may be highly fraudulent with misrepresentation
Lack of Knowledge
Blockchain and Crypto is very new and is a cutting edge technology. Huge efforts are required to train the community.
TRUSTED COMMUNITY PLATFORM
We offer a trusted crypto community platform using multiple algorithms to develop quality crypto analysts.
TRAINING
Our platform will offer training courses to solve the problem of lack of knowledge about these technologies.
Crypto Asset Rating Inc.
info@CryptoAssetRating.Com
2

PRODUCT & SERVICE PIPELINE

- Fund raising in cryptos for clients
- Asset Backed Tokens

- News & Articles
- Videos & Podcasts
- Press Releases
- Interviews
- Paid Subscription Model
- Crypto Database
- Content Marketplace

TAP

CBW — Pipeline — **CAR**

CTP

- Core Crypto Asset Rating
- Crypto Sovereign Rating
- ETF Rating
- Crypto Exchange Rating
- Crypto Index
- Multimedia Smart Report

- MOOC for Crypto
- Pay-per-course Structure
- Mock Trading Platform for learning
- Partnership for Corporate Learning

CAR: Crypto Asset Rating Platform
CBW: Crypto Business World
CTP: Crypto Training Platform
CCAP: Crypto Capital Access Platform

Crypto Asset Rating Inc.

info@CryptoAssetRating.Com

3

PRODUCT ROADMAP

2021
- Core Crypto Asset Rating Platform
- Crypto Business World
- Crypto Capital Access Platform
- Crypto Training Platform

2022
- Crypto Exchange Rating
- Crypto Sovereign Rating
- Crypto Index

2023
- ETF Rating

2025
Decentralized Rating Platform

2024
Development of Decentralized Rating Platform

Crypto Asset Rating Inc.

info@CryptoAssetRating.Com

4

OUR TEAMS



Rating	Index	Valuation	.NET	Node.JS	Blockchain
Front End	SEO	SMM	Project Management	Customer Relation	Infrastructure	Branding
Video	ML AI	Sales	Testing	UI UX	Content

65+ Team Members

MARKET POTENTIAL - RATING



10000+ tokens

1000+ Hedge Funds

600 Exchanges

Expected Tokens by 2025

Currently there are 6000+ tokens in the market and it is expected to grow

Hedge Funds

Currently there are 800+ crypto hedge funds and expected to grow by 2025

Exchanges

Currently there are 400+ crypto exchanges and expected to grow exponentially

EXPECTED TOKENIZATION BY 2027



EXPECTED TOKENIZATION BY 2027 IS $24T – JUST 4% OF GLOBAL ILLIQUID ASSET MARKET – MARKET WILL CONTINUE TO GROW FOR TOKENIZATION TILL 2050

MARKET POTENTIAL – TRUSTED COMMUNITY PLATFORM

Global Digital Advertising Market Outlook to 2026: $664.7Bn Growth Opportunity Analysis & Business Strategy Report*





* https://www.globenewswire.com/news-release/[illegible]/Global-Digital-Advertising-Market-Outlook-to-2026-[illegible]-Growth-Opportunity-Analysis-Business-Strategy-Report.html

BUSINESS MODEL

Customer Acquisition
Direct and Network (Globally)

Differentiator
Dedicated Business Teams for each product line

Monetization
***Rating** - Issuer Paid, Investor subscription, Volume licensing, Issuer Monthly subscription, consulting*
***TAP** – Platform License fees, compliance service fees, Consulting fees, Registration and monthly subscription fees*
***CBW** – Advertisement fees and paid subscription model*
***CTP** – Subscription based fees*

Conversion Model
We offer a Basic Rating, Free Advertisement, Free subscription, Free consulting to convert clients to paid model

Crypto Asset Rating Inc. info@CryptoAssetRating.Com 9

MARKETING STRATEGY

Marketing Strategy

Social Media
Social Media objective is to bring education to our potential clients. We are active on LI, TW, FB, IN and few more.

Search Engine Optimization
SEO team is focused on various SEO strategies to create top rankings on Alex and Google

Email Marketing
We will use several email marketing tools with our vast email database to generate leads and develop brand

Direct Marketing
Our in-house sales team will reach all existing token issuers to discuss potential ratings and tokenization

Analytics & Reporting
Using our CBW platform we will publish several analytics and other reports to generate leads

Online Help and Chatbot
Our online Chatbot will help to generate several leads

Partner Network
We will develop a footprint in major countries by appointing partners

Crypto Asset Rating Inc. info@CryptoAssetRating.Com 10

CUSTOMER ACQUISITION



Direct Sales Network

CAR INC direct sales team will sell few of the services directly to end clients

Channel Partner

Channel Partner are crypto community members

Business Partner

Someone who is interested starting his own Fintech Company

PROGRESS SO FAR



1 **Rating**
Advance Rating – Dec 20
Index – Dec 20
Basic Rating – Feb 21

2 **Tokenization**
Reg D – Nov 20
Reg S – Nov 20
Reg A+ – Feb 21
Other Jurisdiction - 2021

3 **Crypto Business World**
Launched

4 **Fintech Training**
Dec 2020



Our Proud Moments

❑ *Who Invited us to understand our model*
  - ❑ S&P Global
  - ❑ Fitch
  - ❑ Moody's
  - ❑ Morningstar
  - ❑ Kroll Bond Rating

❑ *We are Proud Members of*
  - ❑ Structured Finance Association of America
  - ❑ Enterprise Ethereum Alliance
  - ❑ Chamber of Digital Commerce
  - ❑ Global Digital Finance

❑ *Our Proud Advisors*
  - ❑ Former PwC Partner
  - ❑ Former Managing Director of S&P Global
  - ❑ Former Capacity Head of E TRADE
  - ❑ Venture Capital Expert in the Blockchain



DISCLAIMER

- Nothing in this presentation is intended to provide tax, legal, or investment advice and nothing in this website should be construed as a recommendation to buy, sell, or hold any investment or security or to engage in any investment strategy or transaction. Neither Crypto Asset Rating, nor its agents or representatives, represent that the securities, products, or services discussed in this presentation are suitable for any investor. You are solely responsible for determining whether any investment, investment strategy, security or related transaction is appropriate for you based on your personal investment objectives, financial circumstances and risk tolerance. You should consult your business advisor, attorney, or tax and accounting advisor regarding your specific business, legal or tax situation.

- This presentation contains limited information on the Company. While we believe the information contained in this presentation is accurate, such documents are not meant to contain an exhaustive discussion regarding the Company. We cannot guarantee a prospective Investor that the abbreviated nature of this presentation will not omit to state a material fact, which a prospective Investor may believe to be an important factor in determining if an investment in the Tokens offered hereby is appropriate for such Investor. As a result, prospective Investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in this presentation.

- The prospective investor acknowledges that the investor is purchasing or considering purchasing the digital assets offered hereunder of the investor's own accord and understands all statements made by Crypto Asset Rating, Inc. (the "Company") in this document are forward looking and subject to change and cannot be construed as any type of guarantee. Statements made by anyone or any entity referring the prospective investor to this offering do not necessarily reflect the Company's position and are solely that person's or entity's statements, regardless of whether that person or entity is directly authorized to market the sale of the Company's digital assets. Any individual or entity specifically authorized by the Company to market this offering, whether in exchange for any form of compensation or not, is an independent contractor and, as such, is not an employee or officer of the Company and does not formally or legally represent the Company's positions as they relate to this offering. The Company's formal representations as it relates to this offering are only found within this document.

- An investment in the Tokens is suitable only for investors who have the knowledge and experience to independently evaluate the Tokens, the Company and our business and prospects.

- The regulatory status of digital assets, tokens, cryptocurrencies and distributed ledger technology (the previous categories herein defined as "digital assets") and the sale, re-sale or private placement of these is unclear or unsettled in many jurisdictions. The prospective investor should consult with their own legal counsel for a final determination on whether this offering falls into a regulated category once they have decided to participate in this offering. The prospective investor has the responsibility for making a determination in their reasonable judgment as to whether these digital assets are considered regulated instruments or the sale, re-sale or private placement of these digital assets are considered regulated transactions that require special legal or regulatory approvals or are subject to registration, approval, licensing or similar requirements within the prospective investor's applicable jurisdictions. Additionally, the prospective investor is responsible for determining the his or her own reasonable judgment for whether the investor is allowed to purchase these digital assets within the applicable laws and regulations in the jurisdictions the investor is subject to. It is the responsibility of the prospective investor to determine if any legal requirements or suitability requirements need to be met on the investor's part or licenses, registrations, or approvals with regulatory bodies are needed for the investors to purchase the digital assets in their applicable jurisdictions.

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 ## Our Terms   ∧

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Security Type

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

7.0%
Annual Rate

Annually
Payment Frequency

2 years
Maturity

Perk calculator
Please select potential investment amount to reveal available perks

$100

$100 Investment
1. Pen

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Benefits & Perks

$1,000

$1,000 Investment

1. **Coffee Mug** Corporate branded coffee mug.

2. **T-shirt** The company will offer a T-shirt with the

company's logo if investor meets minimum investment guidelines!

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$100

$100 Investment

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$500

$500 Investment

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$5,000

$5,000 Investment

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 # Our Team ⌃

Pramod Attarde `FOUNDER`

CO-FOUNDER & CEO



Pramod has over 21 years of business experience in Technology Consulting. He has worked with multiple leading organizations including KPMG, United Nations, Federal Reserve, Forex Capital, and more. Additionally, he is the co-founder for Listings of India, Sunrise Glamour, Business Baba, and Shreyan Advisory Corporation. He holds a B.E. in Electronics. Pramod is part of Philanthropic Foundation which supports tribal areas in India and serves to orphans and blind children as well. In his free time, he loves to play table tennis.

Bhushan Bhangale `ADVISOR`

GLOBAL HEAD OF STRATEGY & BUSINESS



Results driven, solutions focussed senior executive with strategic enterprise Data Management/Data Quality/Data Analytics/Data Governance/Data Strategy and Change Management leadership skills. Provides leadership and direction in designing & implementing Chief Data Office in both Retail Banking as well as Corporate & Investment Banking Financial Institutions. Deliver simple solutions to complex problems. Background includes management of enterprise wide large scale programs



with expertise in Financial services i.e. Equities, Derivatives, Risk
Management, Corporate Loans & Trade Finance, Cash Management,
Compliance, Controls and Data.

Mike Binz

CORPORATE ADVISOR



Michael Binz was Former Managing Director and Global Commercial Head of
Structured Finance Ratings at S&P Global Ratings. He carries a successful
track record of managing global functions to rebuild brand integrity, talent
and market presence. Among his focus areas are structured finance, capital
markets, strategy, change management, sales and relationship building,
and credit risk management. At S&P Global, Michael was instrumental in
creating a structured finance ratings business strategy, which was
implemented across the Americas, EMEA and APAC. He was earlier the Chief
Analytical Manager in the ratings division of S&P Global. Before this, he held
the positon of AVP & Senior Transactor at GE Capital. Binz holds an MBA in
Finance from The Wharton School, University of Pennsylvania, and a BA in
Economics and Accounting from the Hendrix College.At CAR, Michael is
working as Corporate Advisor.

Harshad Pitkar

CORPORATE ADVISOR



Seasoned leader with over 16 years of experience in helping firms define,
identify and implement technology strategy and solutions to further
strengthen their risk and regulatory functions. Throughout his career,
Harshad has helped multiple firms transform their risk and regulatory
technology capabilities based on emerging technologies, peer practices and
regulatory expectations. Prior to founding RegEdge, Harshad spent several
years working for Big 4 consulting firms, most recently as a Partner in
PWC's risk and regulatory practice. Prior to consulting, Harshad worked at a
large high frequency trading firm across front office, middle office and back
office functions. Harshad brings to the table a unique mix of deep / hands-
on subject matter knowledge from his industry experience and a breadth of
knowledge pertaining to peer practices and emerging trends from his
consulting experience where he worked across several large and small
banks and broker-dealers around the world.

Saro Jahani

CORPORATE ADVISOR



Saro Jahani is a Corporate Advisor at Crypto Asset Rating Inc. (CAR). He is a
visionary and strategic financial technologist, with ability to lead
'disruptive' technology innovations, proactive cost optimizer, experienced
with risk management and business process re-engineering, effective
executioner with 20+ years of experience in senior technology leadership,
financial technologies and ASP, equities trading and capital markets. Sara is
a first-hand practitioner of high-performance computing and mission
critical production operations. He is an experienced practitioner of "US
Critical Infrastructure" standards for data centers operations and of ITIL
and Enterprise Risk Management. Saro is an early adopter of cryptocurrencies and enthusiastic devotee of Blockchain technologies. His
experiences and interests are very valuable in contributing at CAR.



Sachin Jaitley

CORPORATE ADVISOR



Venture fund focused on building the next frontier of blockchain and artificial intelligence companies. Investing in extraordinary founders with early stage companies across FinTech, AdTech, and HealthTech. Investment portfolio includes Amino Pay, Basket, Dream Payments, Figure, and Provenance.

Dhananjay Kolhe `BOARD MEMBER`
DIRECTOR



Dhananjay Kolhe joined Crypto Asset Rating Inc. (CAR) as a Director at the start of the company. Professionally, he is an author and has been working as a Business Manager for DWS Jalgaon for the past 5 years. He is also the President of Global Leva Patidar Foundation and he conducted one of the largest 100 Global Icons Award Event in India.

Kshipra Attarde `BOARD MEMBER`
DIRECTOR



Kshipra has over 4 years of experience in project management and business analysis. In addition, she has entrepreneurial experiences in successfully launching two family businesses in completely different markets, Sunrise Glamour & Business Baba. She graduated from Rutgers University with a Bachelor of Science in Electrical & Computer Engineering, and is certified in ITIL Foundation in IT Service Management. Apart from work, she is very passionate about flying and is on route to obtaining her Private Pilot License. At CAR, Kshipra manages PMO activities and Communication.

Rashmi Kolhe `BOARD MEMBER`
DIRECTOR



Rashmi Kolhe is a Director at Crypto Asset Rating Inc. (CAR). She is also the Director at Global Leva Foundation and has been working as a social worker for the past 4 years.

Maninderjit (Rippy) Sethi `ADVISOR`
CHIEF BUSINESS DEVELOPMENT OFFICER



Rippy has over 25+ years of experience in Media, Marketing, and Real Estate. He has accomplished Business leadership with an entrepreneurial mindset. He has specialized promoting blockchain technology based projects, defining and developing new markets, designing and implementing business strategies, plans and procedures, forming and cultivating mutually beneficial business alliances and partnerships. At CAR, Rippy is Chief Business Development Officer. Rippy is based in New York.

Medha Deshpande `ADVISOR`
CHIEF TECHNOLOGY OFFICER



Medha has 15 years of experience in Microsoft .NET Technologies. She has previously worked with Infosys, where she was a part of core development team for Windows, Web, Mobile applications and Biztalk server applications. She has successfully managed onsite as well as offshore projects and has



been a part of all SDLC life stages of projects. Her domains include US healthcare, Workability, US Pharmacy, Automobiles, Retail market, Japanese Education system etc. She has worked for clients including Aetna, Anthem, Pfizer, Nagasaki, BMW, TUV, and Tesco. She holds a Bachelor's degree in Industrial Electronics. Apart from work she loves reading, writing and actively involved in arranging social events for welfare of women in her locality. At CAR, Medha is working as the Chief Technology Officer for technical team.

Our Milestones ⌃

Show All ⌄

2019

| Launch Platform for External Analysts to contribute Articles. | S&P invited the Company to demo its rating model. | Launch of Crypto Videos on Crypto Business World. | **Launched Crypto Business World (CBW) Platform**

The Company Launched Crypto Business World (CBW) Platform successfully. | Kroll invited the Company to demo its rating model. | Morning Star invited the Company to demo its rating model. |

| Jan **15th** | May **29th** | Jun **7th** | Jun **10th** | Jul **12th** | Aug **6th** |

‹ ›

Media ⌃



NewsWire   Newswire

"Crypto Asset Rating has made its mark in the global financial world by providing excellent services to its clients, individual as well as corporate."

– NewsWire

⟲ FAQ   ⌃

Q: How does CAR platform benefit a crypto asset investor?

A: An unbiased rating system developed by a team of subject matter
experts helps the investors navigate their way through the clutter of
ICOs and identify suitable investment opportunities. Our rating system
is an objective analysis of the underlying business (along with various
other factors) and hence a fraudulent ICO with a frivolous or non-
existent underlying business gets filtered out and can help investors
separate the wheat from the chaff.   ⌃

According to various estimates, there can be an average of 5-6 ICO
issuances every day in 2018. This sheer volume of ICOs makes it
impossible for a diversified investor to analyze each of those ICOs
properly. In this scenario, with a dedicated team and an analysis engine
powered by a robust algorithm, CAR can analyze the relevant ICOs with
a consistent framework defined by similar parameters.

Q: How can an investor use the rating for a particular crypto asset?

A: The overall rating for a particular crypto-asset will act as an overall
indicator of the quality of the ICO. This rating is not an investment
recommendation but investors can use this overall rating to either
make an investment decision or can decide to filter/avoid various ICOs
to do further due diligence of their own.   ⌃

We will also publish detailed rating reports for all crypto assets rated;
however, these reports will only be available to our paid subscribers.
These subscribers can use the reports to get a detailed understanding
of the various aspects of the crypto asset and the related rating for
each of those aspects. E.g. if an investor is particularly interested to
know more about the legal aspect of an ICO, he/she can go to the legal
risk segment and related comments to understand it.

Q: Why does the world need rating for crypto assets and how can CAR
help?

A: Crypto assets are an evolving asset class and ICOs as investment tool
are in the infancy of its life cycle. An Initial Coin Offering ("ICO") is a way
for start-up companies to raise capital by selling tokens (crypto assets).
ICOs are quickly revolutionizing the fund raising model and becoming a
preferred method of fund raising among issuers. ICO's offer many
advantages over traditional methods like VC funding because of the
rapid turnaround time and lower costs due to the lack of intermediaries
(middlemen). They also give issuers the benefit of direct along direct
reach to investors. These benefits also come with many risks to the
crypto investor. The market has been plagued with some cases of
outright fraud, or cases where the project never comes to fruition.
Investors have little to no recourse because there is no trusted
intermediary performing any kind of regulatory oversight or vetting of
the offerings.   ⌃

Most of the crypto asset investors are multi-asset institutional investors who lack the particular expertise or are non-sophisticated retail investors, who lack the resources to do thoroughly research the crypto assets they invest in. Unlike traditional investors in the public market, who have access to countless resources for measuring their risk, ICO investors have very limited information they can rely on about the project or company in which they are investing.

In this scenario, an unbiased rating system developed by a team of subject matter experts helps investors navigate the clutter of ICOs and identify suitable investment opportunities. CAR's rating system is an objective analysis of the underlying business (along with various other factors) and hence a fraudulent ICO with a frivolous or non-existent underlying business gets filtered out and can help investors separate the wheat from the chaff.

Q: Can you elaborate more on Crypto Asset Rating Platform (CARP)?

A: There is a colossal need for a comprehensive rating framework for crypto assets, to help investors navigate the clutter of ICOs. CAR has designed a comprehensive rating algorithm for the crypto assets to help people understand the long-term viability of a crypto asset and the company/ platform issuing it. CAR's analytical rating framework is divided into several categories to ensure salient qualitative and quantitative issues are considered. The rating of a crypto asset will be handled by CAR's internal analysts as well as a selected pool of qualified external (or community) analysts. All the rating scores are stored in smart contracts for auditability. The proprietary algorithm, combined with strong research and governance structure consists of Junior analysts, Lead analysts, External analysts and a Review committee. We strive to provide the most objective and transparent ratings.

Q: What is Crypto Business World (CBW)?

A: Crypto Business World or "CBW" is a content platform focused on the crypto market. CBW will be supported by the in-house team and a group of crowdsourced content creators. CAR believes that there can be no better content creator than the analysts themselves as they are interacting with market on a regular basis. As such, CAR will encourage the external analysts to produce quality content for CBW and ensure they are appropriately rewarded and incentivized.

Q: What a Crypto Asset Rating is NOT?

A: Ratings are not recommendations to buy or sell or hold a particular crypto-asset or token, nor are they a guarantee that default will not occur. In addition, a rating does not comment on the suitability of an investment for a particular investor in a particular crypto-asset.

Q: What rating process does CAR follow?

A: CAR assembles a team of Junior Analysts or "JA" with appropriate expertise and relevant industry experience to initiate the rating expertise and relevant industry experience to initiate the rating process. Each member of the analytical team conducts the rating process individually and in parallel, to ensure that different viewpoints from multiple analysts are captured.

Based on a robust algorithm, a Rating Engine or "RE" aggregates the scores form all the analysts and determines the final rating, which then gets submitted to the Lead Analyst or "LA".

The LA reviews a system-generated score-sheet which provides the scores from each analyst, the aggregated score by the RE and the standard deviations. If the standard deviation for a rating parameter is higher than a predetermined threshold value or in cases where the Lead Analyst assessment differs significantly from the aggregated score, he or she raises a clarification-flag with a particular JA and a communication thread gets initiated automatically between the LA and the JA. If satisfied with the clarification from the JA, the LA may decide to retain the score or can override. Once all the scores get reviewed and finalized at LA's end, she submits the scorecard to the Review Committee or "RC".

Q: Who are the people involved in the rating?

A: Junior Analysts – These analysts are selected based on their expertise and experience in dealing with crypto-assets. For any rating project, we choose a group analysts from our available pool of internal junior analysts covering all areas of expertise required to rate that particular project.

Lead Analyst – This group is comprised of 3-4 senior analysts who are skilled in the crypto-asset field and capable of overseeing the rating project. For every rating project CAR assigns a LA to that project. They supervise the work of the junior analysts and provide inputs where necessary. The Lead Analyst also acts as a bridge between the Junior Analysts and the ICO issuer during the rating project.

External Analysts – We expose a subset of the rating parameters to the registered and approved External Analysts (EA). CAR makes effort to ensure that the relevant external analysts are selected to provide scores for rating a particular crypto asset (to the extent possible). This is ensured by a mapping algorithm, which maps the profiles/ competencies of the external analysts with the domain of a particular crypto asset.

Review Committee – The RC consists of experts from each of the following domains – Industry, Technology, Legal and Financial. Each expert reviews the scores for her segment of expertise and attests with an up-vote/ down-vote with supporting comment or clarification questions. This RC remains same for all rating projects to have a level consistency

Q: What is Tokenization Asset Platform (TAP)?

A: Tokenization Asset Platform (TAP), is a Software as a Service tokenization platform that allows Issuers to create and issue the digital securities in a compliant way on Blockchain under various regulations with automating Investor Verifications (KYC, AML/CTF).

Q: What are the features of Tokenization Asset Platform (TAP)?

A: 1. Launch tokens of type Equity, Bond, Real Estate, Fund
2. Transfer Restrictions – Peer to Peer Compliant Transfers, Inside and Outside the Exchange
3. Securities Recovery
4. Voting
5. Dividend
6. Vesting
7. Investor Onboarding
8. Investor's KYC/AML and accreditation/qualification status
9. Documents distribution and e-signatures
10. CAP Table Management

Q: What services does Tokenization Asset Platform (TAP) offer?

A: 1. Issuer Services
2. Investor Services
3. Broker Dealer Services
4. Transfer Agent Services
5. Custodian Services

Company

Resources

Legal

Connect